Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

GIVEN IMAGING REPORTS THIRD QUARTER 2012 RESULTS

- Third Quarter 2012 Revenues $45.4 Million vs. $44.7 Million in Third Quarter 2011 -

- Third Quarter Americas Revenues Increase 6% -

- Excluding Adverse Effect of Foreign Currency Translation, Third Quarter Revenues $46.3 Million, 4% over Third Quarter 2011 -

- Third Quarter 2012 Non-GAAP Gross Margin 78.3% vs. 77.6% in Third Quarter 2011 -

- Third Quarter GAAP and Non-GAAP EPS Increase 58% and 47% to $0.19 and $0.25, Respectively –

- Company Plans to Submit PillCam® COLON 2 Data to FDA in Next Few Weeks –

- Company Reaffirms 2012 Financial Guidance -

YOQNEAM, Israel, November 6, 2012 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the third quarter ended September 30, 2012.

Revenues were $45.4 million in the third quarter of 2012, compared to $44.7 million in the third quarter of 2011.  Excluding the negative impact of foreign currency translation, third quarter 2012 revenues were $46.3 million, a four percent increase compared to the same period last year.

Gross margin on a GAAP basis in the third quarter of 2012 was 77.5 percent, compared to 77.1 percent in the third quarter of 2011.  Gross margin on a non-GAAP basis in the third quarter of 2012 was 78.3 percent, compared to 77.6 percent in the third quarter of 2011. The increase in non-GAAP gross margin is attributable mainly to improved gross margins of the functional diagnostic products.

On a GAAP basis, operating profit was $6.5 million, compared to $4.1 million in the third quarter of 2011. Non-GAAP operating profit was $8.5 million, compared to $5.8 million in the third quarter of 2011. On a GAAP basis, net income for the third quarter of 2012 increased 58 percent to $6.0 million, or $0.19 per share, compared to $3.8 million, or $0.12 per share, in the same quarter of last year.  On a non-GAAP basis, net income for the third quarter of 2012 increased 47 percent to $7.9 million, or $0.25 per share on a fully diluted basis, compared to $5.3 million, or $0.17 per share on a fully diluted basis, in the third quarter of 2011.

A reconciliation of GAAP results to non-GAAP results is attached.

Cash and cash equivalents, short-term investments and marketable securities on September 30, 2012 totaled $119.1 million.

“We are pleased that our focus on increasing profitability resulted in a significant increase in third quarter net income.  On the top line we achieved, a solid six percent increase in revenues in the Americas region which was driven by sales of our functional GI diagnostics products.  This is the third consecutive quarter of revenue growth in the region, which represents our largest market,” said Homi Shamir, president and CEO, Given Imaging.  “We remain committed to enhance the growth of our company as evidenced by our recent acquisition of the assets of the SmartPill Corporation.  We continue to explore additional strategic alternatives that will help make Given Imaging an even stronger company for the benefit of our customers and shareholders.”

Recent Developments

PillCam® COLON 2 U.S. Regulatory Update

•
The Company recently had a positive meeting with the U.S. Food and Drug Administration (FDA) to discuss the process for market clearance of the PillCam COLON 2 capsule for the visualization of the colon. Based on the meeting, the company plans to submit this product for FDA clearance in the next few weeks under the direct de novo route.

PillCam COLON 2 Regulatory Submission in Japan

•
In September, the Company announced that it filed for PillCam® COLON 2 regulatory approval in Japan.  The submission to the Japanese Pharmaceuticals and Medical Devices Agency (PMDA) includes the results of the PillCam COLON 2 pivotal clinical trial which was designed to evaluate the PillCam COLON 2 as a tool to visualize the mucosal layer of the colon for pathologies including colorectal cancer.

SmartPill Acquisition

•
In October, Given Imaging announced the acquisition of the assets related to the SmartPill® GI Monitoring System from The SmartPill Corporation, a U.S.-based company, for $6 million and an earn-out component, based on sales of the SmartPill product between 2013 and 2016. The SmartPill System measures gastric emptying and total GI (stomach, small bowel and colon) transit times and is used to evaluate motility disorders like gastroparesis and constipation.  A Category 1 CPT code with a value of $873.25 becomes effective on January 1, 2013 for the SmartPill Wireless Motility Capsule Procedure.

Strategic Alternatives Evaluation

•
Given Imaging recently announced that it is evaluating a range of strategic options, including preliminary non-binding indications of interest received from a number of parties relating to a possible merger or sale of the Company. The Company intends to continue to actively explore these and other alternatives, including a strategic alliance or additional acquisitions.  The Board of Directors has appointed an executive committee consisting of the Chairman and two independent directors to oversee the process. The investment banking firm Barclays is assisting the Company in this process.

Third Quarter 2012 Revenue Analysis

Revenues in the Americas region in the third quarter of 2012 increased by six percent to $28.6 million from $26.9 million in the same period last year.  Revenues in the EMEA region decreased by six percent to $10.1 million compared to $10.7 million in the same period last year due to lower PillCam sales in the southern European countries and the weakness of the Euro.  Excluding the negative impact of foreign currency translation, revenues in the EMEA region increased by $0.3 million, or three percent compared to the same period last year. APAC revenues decreased by six percent to $6.6 million, compared to $7.1 million in the same period in 2011.

Worldwide PillCam SB sales were 58,200 capsules in the third quarter of 2012, compared to 58,900 capsules in the same period last year. PillCam SB sales in the Americas region were 35,000 capsules, compared to 34,800 capsules in the third quarter last year.  PillCam SB sales in the EMEA region increased by two percent to 14,100 capsules, compared to 13,800 capsules in the third quarter of 2011, while PillCam SB sales in the APAC region decreased by 10 percent to 9,200 capsules, compared to 10,200 capsules in the same period in 2011, due to lower PillCam sales in China.

Worldwide sales of functional GI diagnostics products including the Bravo pH Monitoring System, Digitrapper pH-Z and ManoScan increased by five percent to $13.2 million in the third quarter of 2012 compared to $12.6 million in the same period last year.  In the Americas region, functional diagnostics products revenue increased by 15% in the third quarter of 2012 to $10.8 million compared to $9.4 million in the same period last year.  Functional GI diagnostics revenue in the EMEA region increased by four percent to $1.8 million, while revenue in the APAC region was $0.6 million.

Supplemental third quarter data can be found at www.givenimaging.com in the Investor Relations section.

Nine Month Financial Results

For the nine month period ended September 30, 2012, revenues increased by two percent to $131.8 million compared to $129.5 million in the same period last year.  Revenues in the Americas region in the first nine months of 2012 increased by eight percent to $83.9 million from $78 million in the same period last year.  Revenues in the EMEA region decreased by seven percent to $31.6 million compared to $33.8 million in the same period last year due to lower PillCam sales in the southern European countries and the weakness of the Euro.  Excluding the negative impact of foreign currency translation, revenues in the EMEA region increased by $0.6 million, or two percent compared to the same period last year. EMEA revenues in the first nine months of 2012 denominated in local currencies increased by two percent compared to the same period last year.  APAC revenues decreased by eight percent to $16.3 million, compared to $17.7 million in the same period in 2011. The decrease is attributable to weakness in sale of functional GI diagnostics products in the Far East and to lower capsule sales in the first half of 2012 in Australia and Japan.

Worldwide PillCam SB sales increased by one percent to 173,900 capsules in the first nine months of 2012, compared to 171,800 capsules in the same period last year.  PillCam SB sales in the Americas region were approximately 105,200 capsules, compared to the 104,400 capsules that were sold in the first nine months of 2011.  PillCam SB sales in the EMEA region increased by two percent to 44,700 capsules, compared to 44,000 capsules in the first nine months of 2011, while PillCam SB sales in the APAC region increased by three percent to 24,000 capsules, compared to 23,400 capsules in the same period in 2011.

Worldwide sales of Given Imaging’s functional GI diagnostics products increased by 13 percent to $38.2 million in the first nine months of 2012 compared to $33.8 million in the same period last year.  In the Americas region, functional GI diagnostics product revenue increased by 20% in the first nine months of 2012 to $30.7 million compared to $25.5 million in the same period last year due to higher sales of Sierra Scientific products.  Functional diagnostics revenue in the EMEA region were $5.2 million, slightly lower than the first nine months of 2011, while revenue in the APAC region was $2.2 million compared to $2.7 million in the same period in 2011.

Gross margin on a GAAP basis in the first nine months of 2012 was 76.8 percent, compared to 76.4 percent in the same period in 2011.  Gross margin on a non-GAAP basis in the first nine months of 2012 was 77.6 percent, compared to 77.0 percent in the same period in 2011.

On a GAAP basis, operating profit was $10.2 million in the first nine months of 2012, compared to $8.1 million in the same period in 2011. Non-GAAP operating profit was $16.1 million, compared to $14.5 million in the same period in 2011.  On a GAAP basis, net income for the first nine months of 2012 increased 46 percent to $9.2 million, or $0.30 per share, compared to $6.4 million, or $0.20 per share, in the same period last year.  On a non-GAAP basis, net income for the first nine months of 2012 increased 20 percent to $14.9 million, or $0.48 per share on a fully diluted basis, compared to $12.4 million, or $0.40 per share on a fully diluted basis, in the same period in 2011.

2012 Guidance

The Company is reaffirming its revenue guidance for fiscal year 2012. The Company expects its 2012 revenues to be between $185 million and $190 million. The Company expects that its 2012 earnings per share to be between $0.45 and $0.55 on a GAAP basis, and between $0.70 and $0.80 on a non-GAAP basis.

Conference Call / Webcast Information

Given Imaging will host a conference call on Wednesday, November 7, 2012 at 9:00am ET, 4:00pm Israel time to discuss third quarter 2012 financial results. To participate in the teleconference, please dial the following numbers fifteen minutes before the call is scheduled to begin:  U.S. and Canada, 1-888-297-0339; Israel, 1-80-924-5905.  Callers in other countries should dial 719-325-2492. The call will also be webcast live at www.givenimaging.com.

A replay of the call will be available for two weeks on the company's website, or until November 21, 2012, by dialing 888-203-1112. Callers in Israel should dial 1-80-924-6038. Callers outside of the U.S. and Israel should dial 719-457-0820. The replay participant code is 7043550.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan™ high-resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z impedance, and the SmartPill® GI monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company.  Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the ability of the Company to reach agreement on any strategic alternative and/or to complete any such alternative, as well as the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended September 30, 2011 and 2012
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Three month period
ended September 30, 2012

Compensation expenses	$-	$194	$696	$741	$-	$1,631
Sierra PPA	348	-	81	-	(170)	259
Total	$348	$194	$777	$741	$(170)	$1,890

Three month period
ended September 30, 2011

Compensation expenses	$-	$157	$475	$738	$-	$1,370
Sierra PPA	237	-	81	-	(126)	192
Total	$237	$157	$556	$738	$(126)	$1,562

Excluded Items
For the Nine Months Ended September 30, 2011 and 2012
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Nine month period
ended September 30, 2012

Compensation expenses	$-	$544	$1,434	$2,639	$-	$4,617
Sierra PPA	1044	-	243	-	(514)	773
Total	$1,044	$544	$1,677	$2,639	$(514)	$5,390

Nine month period
ended September 30, 2011

Compensation expenses	$-	$499	$1,535	$3,438	$-	$5,472
Sierra PPA	711	-	243	-	(381)	573
Total	$711	$499	$1,778	$3,438	$(381)	$6,045

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended September 30, 2011 and 2012
Condensed, in thousands except share and per share data

		Q3/12			Q3/11
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Gross profit	$35,204	$348	$35,552	$34,466	$237	$34,703
Research and development, net	5,185	(194)	4,991	6,847	(157)	6,690
Sales and marketing	17,939	(777)	17,162	18,006	(556)	17,450
General and administrative	5,634	(741)	4,893	5,267	(738)	4,529
Income tax expense	662	170	832	780	126	906
Net income attributable to shareholders	$6,006	$1,890	$7,896	$3,762	$1,562	$5,324
Diluted EPS attributable to shareholders	$0.19	$0.06	$0.25	$0.12	$0.05	$0.17

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the nine months ended September 30, 2011 and 2012
Condensed, in thousands except share and per share data

		YTD 12			YTD 11
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Gross profit	$101,183	$1,044	$102,227	$98,956	$711	$99,667
Research and development, net	18,530	(544)	17,986	17,927	(499)	17,428
Sales and marketing	55,431	(1,677)	53,754	55,124	(1,778)	53,346
General and administrative	16,839	(2,639)	14,200	17,518	(3,438)	14,080
Income tax expense	1,646	514	2160	2,088	381	2,469
Net income attributable to shareholders	$9,250	$5,390	$14,640	$6,356	$6,045	$12,401
Diluted EPS attributable to shareholders	$0.29	$0.17	$0.46	$0.20	$0.20	$0.40

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	December 31
	2012	2011
Assets

Current assets
Cash and cash equivalents	$42,350	$24,285
Short-term investments	37,162	64,762
Accounts receivable:
Trade	30,229	32,406
Other	4,596	5,259
Inventories	24,988	22,921
Prepaid expenses	2,630	1,373
Deferred tax assets	3,613	1,538
Advances to suppliers	1,416	1,207

Total current assets	146,984	153,751

Assets held for employee severance payments	7,264	6,854

Long-term investments	39,627	16,003

Non-current Inventory	4,654	4,926

Other long term assets	1,046	1,266

Fixed assets, at cost, less accumulated depreciation	12,516	12,301

Intangible assets, less accumulated amortization	28,308	29,075

Goodwill	24,089	24,089

Total Assets	$264,488	$248,265

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	December 31
	2012	2011
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$44	$139
Accounts payable:
Trade	8,151	8,081
Other	27,295	28,397
Deferred income	559	521
Total current liabilities	36,049	37,138

Long-term liabilities
Obligation under capital lease, net	86	120
Liability in respect of employees’ severance payments	8,024	7,720
Deferred tax liabilities	4,848	5,362
Total long-term liabilities	12,958	13,202
Total liabilities	49,007	50,340

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 31,007,088 and 30,448,838 shares
issued and fully paid as of September 30, 2012 and
December 31, 2011, respectively)	367	359
Additional paid-in capital	216,814	208,838
Capital reserve	1,591	2,051
Accumulated other comprehensive income (loss)	188	(885)
Accumulated deficit	(3,479)	(12,729)
Total shareholders' equity	215,481	197,634
Non-controlling interest	-	291
Total Equity	215,481	197,925

Total liabilities and equity	$264,488	$248,265

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
Revenues	$131,754	$129,471	$45,403	$44,729	$177,955

Cost of revenues	(30,571)	(30,515)	(10,199)	(10,263)	(41,466)

Gross profit	101,183	98,956	35,204	34,466	136,489

Operating expenses
Research and development, gross	(19,536)	(18,743)	(5,406)	(7,128)	(26,129)

Government grants	1,006	816	221	281	1,113
Research and development, net	(18,530)	(17,927)	(5,185)	(6,847)	(25,016)

Sales and marketing	(55,431)	(55,124)	(17,939)	(18,006)	(75,014)
General and administrative	(16,839)	(17,518)	(5,634)	(5,267)	(23,078)
Other, net	(163)	(324)	7	(248)	(397)

Total operating expenses	(90,963)	(90,893)	(28,751)	(30,368)	(123,505)

Operating income	10,220	8,063	6,453	4,098	12,984
Financing income , net	583	460	215	438	1,343

Income before taxes
on income	10,803	8,523	6,668	4,536	14,327
Income tax expense	(1,646)	(2,088)	(662)	(780)	(2,158)

Net income	9,157	6,435	6,006	3,756	12,169

Net loss (income) attributable to
non-controlling interest	93	(79)	-	6	(191)

Net income attributable to
shareholders	$9,250	$6,356	$6,006	$3,762	$11,978

Net change in respect of
available for sale securities	1,073	(860)	783	(752)	(980)
Total comprehensive income
attributable to shareholders	$10,323	$5,496	$6,789	$3,010	$10,998

Total comprehensive income
(loss) attributable to
non-controlling interest	(93)	79	-	(6)	191

Total comprehensive income	$10,230	$5,575	$6,789	$3,004	$11,189

Earnings per share

Basic Earnings attributable to
shareholders per Ordinary Share	$0.30	$0.21	$0.19	$0.12	$0.40

Diluted Earnings attributable to
shareholders per Ordinary Share	$0.29	$0.20	$0.19	$0.12	$0.39

Weighted average number
of Ordinary Shares used to
compute basic Earnings
per Ordinary share	30,791,872	30,136,123	30,982,259	30,389,184	30,212,787
Weighted average number
of Ordinary Shares used to
compute dilute Earnings
per Ordinary share	31,475,497	31,088,653	31,403,833	31,141,006	31,089,499

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
Cash flows from operating
activities:
Net income	$9,157	$6,435	$6,006	$3,756	$12,169
Adjustments required to
reconcile net income
to net cash provided by
operating activities:
Depreciation and amortization	6,320	6,193	2,109	2,123	8,296
Deferred tax assets	(2,075)	(29)	(224)	233	100
Deferred tax liabilities	(514)	(381)	(170)	(126)	(509)
Stock based compensation	4,617	5,472	1,631	1,370	7,363
Loss (income) from disposal
of long term assets	173	349	(3)	249	397
Other	(44)	123	2	92	158
Decrease (increase) in
accounts receivable – trade	2,027	(1,943)	(1,165)	(1,773)	(4,544)
Decrease(increase) in
accounts receivable – other	1,298	1,465	829	129	(968)
Decrease (increase) in prepaid
expenses	(1,257)	(474)	(377)	(235)	212
Increase in
advances to suppliers	(209)	(743)	383	13	(766)
Increase in
inventories	(1,795)	(3,113)	(1,111)	(1,011)	(3,145)
Increase (decrease) in
accounts payable	(978)	(3,329)	1,203	1,071	1,433
Increase (decrease) in
deferred income	38	(204)	62	(52)	(267)
Net cash provided by
operating activities	16,758	9,821	9,175	5,839	19,929
Cash flows from investing
activities:
Purchase of fixed assets and
intangible assets	(5,791)	(9,254)	(2,474)	(1,196)	(10,551)
Other long term assets, net	(608)	(33)	2	5	(39)
Changes in short term
deposits, net	24,906	(5,617)	8,487	(10,409)	(20,176)
Proceeds from sales and
maturity of marketable
securities	4,050	10,140	-	1,000	11,141
Investments in marketable
securities	(23,781)	(16,910)	(321)	(2,000)	(16,910)
Net cash provided by (used
in) investing activities	(1,224)	(21,674)	5,694	(12,600)	(36,535)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
Cash flows from financing
activities:
Principal payments on capital
lease obligation	(124)	(125)	(41)	(43)	(168)
Proceeds from the issuance
of Ordinary Shares	3,367	6,304	442	1,023	6,585

Purchase of shares from a
non-controlling shareholder
in a subsidiary	(658)	-	-	-	-
Net cash provided
by financing activities	2,585	6,179	401	980	6,417

Effect of exchange rate
changes on cash and cash
equivalents	(54)	(88)	(11)	(178)	(145)

Increase (decrease) in cash
and cash equivalents	18,065	(5,762)	15,259	(5,959)	(10,334)
Cash and cash equivalents
at beginning of period	24,285	34,619	27,091	34,816	34,619

Cash and cash equivalents
at end of period	$42,350	$28,857	$42,350	$28,857	$24,285

Supplementary cash flow
information
Income taxes paid	$2,054	$1,689	$897	$594	$2,179